Free Writing Prospectus Filed on May 11, 2009 Pursuant to Rule 433 Registration No. 333-151608

KeyCorp 127 Public Square Cleveland, OH 44114

MEDIA CONTACT:	ANALYST CONTACTS:
William C. Murschel	Vernon L. Patterson
216.828.7416	216.689.0520
william_c_murschel@keybank.com	vernon_patterson@keybank.com

Christopher F. Sikora
216.689.3133
chris_sikora@keybank.com

KEY MEDIA	INVESTOR
NEWSROOM: www.Key.com/newsroom	RELATIONS: www.key.com/ir
KEYCORP COMMENCES CAPITAL RAISE OF $750 MILLION
CLEVELAND, May 11, 2009 — KeyCorp (NYSE: KEY) today announced that it plans to sell up to $750 million aggregate principal amount of its common shares in a so-called “at the market” offering and has filed a prospectus supplement to its existing automatic shelf registration statement on file with the Securities and Exchange Commission in connection with the offering.
     Today’s announcement was the first leg of KeyCorp’s action plan for increasing its Tier 1 common equity capital following the announcement on May 7, 2009, that KeyCorp needed to increase its Tier 1 common equity by $1.8 billion in order to satisfy the requirements of the federal government’s Supervisory Capital Assessment Program — or “stress test” — under which the regulators are requiring the tested bank holding companies to hold additional capital buffers against a “more adverse than expected” macroeconomic scenario were it to become a reality. KeyCorp has named Morgan Stanley as its sales agent in connection with the offering.
     The widely-reported government stress tests of the largest 19 U.S. bank holding companies were, according to the government, a “what-if” exercise to determine appropriate levels of capital for a worse than anticipated economic environment. Although KeyCorp meets the regulatory requirements for being “well-capitalized” today, and holds capital significantly in excess of all required regulatory measures, under the “what-if” scenario of a much harsher economic environment, the stress test determined that Key would be best served by raising the level of its Tier 1 common equity by $1.8 billion.
     KeyCorp reported that additional actions are also contemplated, including possibly public and/or private transactions in which certain currently outstanding Tier 1 capital instruments are exchanged for common shares, a move that would further enhance KeyCorp’s Tier 1 common equity.
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     KeyCorp also noted that the government’s pre-provision earnings scenarios used under the “more adverse than expected” scenario were extremely conservative and below KeyCorp’s own internal expectation, and that an economic environment that is better than the tested scenario would likely yield additional capital generation through earnings.
Cleveland-based KeyCorp is one of the nation’s largest bank-based financial services companies, with assets of approximately $97 billion. BusinessWeek Magazine named Key the top bank in its Customer Service Champ 2009 edition, ranking Key 11th out of the top-25 companies that include many known for their customer service acumen. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit https://www.key.com/.
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KeyCorp has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, KeyCorp or the sales agent will arrange to send you the prospectus if you request it by contacting KeyCorp, Investor Relations, at 216 689-4221 or Morgan Stanley at 866 718-1649 or by e-mail at prospectus@morganstanley.com.
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This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our financial condition, results of operations, asset quality trends and profitability. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Key’s control. Key’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.
Factors that may cause actual results to differ materially include, among other things: (1) adverse capital markets conditions and the inability to raise equity and other funding in the capital markets; (2) further downgrades in our credit ratings; (3) unprecedented volatility in the stock markets, public debt markets and other capital markets, including continued disruption in the fixed income markets;(4) changes in interest rates; (5) changes in trade, monetary or fiscal policy; (6) asset price deterioration has had (and may continue to have) a negative effect on the valuation of certain asset categories represented on Key’s balance sheet; (7) continuation of the recent deterioration in general economic conditions, or in the condition of the local economies or industries in which we have significant operations or assets, which could, among other things, materially impact credit quality trends and our ability to generate loans; (8) continued disruption in the housing markets and related conditions in the financial markets; (9) increased competitive pressure among financial services companies due to the recent consolidation of competing financial institutions and the conversion of certain investment banks to bank holding companies; (10) heightened legal standards and regulatory practices, requirements or expectations; (11) the inability to successfully execute strategic initiatives designed to grow revenues and/or manage expenses; (12) increased FDIC deposit insurance premiums; (13) difficulty in attracting and/or retaining key executives and/or relationship managers; (14) consummation of significant business combinations or divestitures; (15) operational or risk management failures due to technological or other factors; (16) changes in accounting or tax practices or requirements; (17) new legal obligations or liabilities or unfavorable resolution of litigation; and (18) disruption in the economy and general business climate as a result of terrorist activities or military actions.
For additional information on KeyCorp and the factors that could cause Key’s actual results or financial condition to differ materially from those described in the forward-looking statements consult Key’s Annual Report on Form 10-K for the year ended December 31, 2008, and subsequent filings with the Securities and Exchange Commission available on the Securities and Exchange Commission’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. We do not assume any obligation to update these forward-looking statements.
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Note to Editors: For up-to-date company information, media contacts and facts and figures about Key lines of business, visit our Media Newsroom at Key.com/newsroom